Australia's Most Famous Wine


ROSEMOUNT
ESTATE
The prestige wine of Australia


LINDEMANS
making life more enjoyable


03029883

27 August 2003

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549

SEC EXEMPTION NO 82-2692

Dear Sir/Madam

SOUTHCORP LIMITED - FILE 82-2692
RETIREMENT OF DIRECTORS

We enclose herewith for filing a copy of the above announcement that was lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED



M M HUDSON
COMPANY SECRETARY

Encl



cc: Mark R. Saunders, Global Markets Capital Corp.






LINDEMANS

27 August 2003

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

RETIREMENT OF DIRECTORS

Please find attached an announcement, for release to the market, relating to the retirement of two Directors from the Board of Southcorp Limited.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

Encl.

SOUTHCORP
Southcorp Limited ABN 80 007 722 643
403 Pacific Highway, Artarmon NSW 2064, P.O. Box 366, Artarmon NSW 1570, Australia
Telephone +61 2 9465 1000 Facsimile: +61 2 9465 1100


AUSTRALIA'S
MOST FAMOUS WINE


03 SEP -8 AM 7:21
LINDEMANS

ASX Announcement

Retirement of Directors

27th August, 2003

The Chairman of Southcorp Limited, Mr Brian Finn, today announced that Mr R F E Warburton (a Director since 1993) and Mr D R Argus (a Director since 1999) have indicated that they will not be seeking re-election as Directors at the forthcoming Annual General Meeting of the Company. Mr Argus will leave the Board immediately and Mr Warburton will retire at the conclusion of the Annual General Meeting.

Mr Finn said the Company expects to make a further announcement shortly with respect to filling the vacancies created by these retirements.

For further information, contact:

Bill Clark
EGM, Corporate Affairs & Investor Relations
Telephone: (02) 9465 1154
Facsimile: (02) 9465 1181
Email: bill.clark@southcorp.com.au


Australia's Most Famous Wine


ROSEMOUNT
ESTATE
The prestige wine of Australia


LINDEMANS
making life more enjoyable

28 August 2003

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549

SEC EXEMPTION NO 82-2692

Dear Sir/Madam

SOUTHCORP LIMITED - FILE 82-2692
APPENDIX 3Z – D R ARGUS

We enclose herewith for filing a copy of the above announcement that was lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

Encl

cc: Mark R. Saunders, Global Markets Capital Corp.

Penfolds
Australia's Most Famous Wine


ROSEMOUNT ESTATE
The prestige wine of Australia


LINDEMANS
making life more enjoyable

28 August 2003

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam

FINAL NOTICE OF DIRECTOR'S INTERESTS

Pursuant to Listing Rule 3.19A.3, enclosed please find an Appendix 3Z – Final Notice of Director's Interests for Mr D R Argus, who retired from the Board of the Company yesterday.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

Encl.

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	SOUTHCORP LIMITED
ABN	80 007 722 643

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	DONALD ROBERT ARGUS
Date of last notice	8 JANUARY 2002
Date that director ceased to be director	27 AUGUST 2003

Part 1 – Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
None

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**
Alamiste Pty Ltd Alamiste Pty Ltd <Superannuation Fund a/c>	10,000 ordinary shares 73,000 ordinary shares

Part 3 – Director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A